UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-22209

PEREGRINE SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

3611 VALLEY CENTRE DR., 5TH FLOOR, SAN DIEGO CA 92130

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

PREFERRED STOCK PURCHASE RIGHTS

(Title of each class of securities covered by this Form)

COMMON STOCK

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Peregrine Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2003	By:	/s/ Kathryn Vizas Kathryn Vizas General Counsel